Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	October 2, 2015	September 26, 2014
	(In millions, except ratios)
Earnings:
Net income	$148	$125
Plus: Income taxes	68	51
Fixed charges	49	25
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	(1)
Undistributed earnings in equity investments	—	—

	$265	$200

Fixed Charges:
Interest expense	$48	$23
Plus: Interest capitalized during the period	—	1
Interest portion of rental expense	1	1

	$49	$25

Ratio of Earnings to Fixed Charges	5.41	8.00